恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT CO. LTD.
6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

82-1561

04024316

04 APR -9 AM 7:21

Our Ref.: HASE/JY/HL/03294

6th April, 2004

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Announcement

We enclose for your information a copy of the Company's announcement on 2nd April, 2004 in relation to the continuing connected transaction, which has been advertised in newspapers on 6th April, 2004.

Yours faithfully,

PROCESSED
APR 14 2004
THOMSON FINANCIAL

John Yip
Company Secretary

Encl.

JY/pm

dw 4/13

South China Morning Post

Date : 6th April, 2004

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Stock Code: 12)

(Incorporated in Hong Kong with limited liability)

("The Company")

CONTINUING CONNECTED TRANSACTION

Tenancy Agreement in relation to Shop Premises

The directors of the Company announce that Beijing Henderson Properties Co., Ltd., in which Henderson China, a 65.32% owned subsidiary of the Company, has an attributable 75% interest, has on 30th March, 2004 entered into a Tenancy Agreement with Beijing Henderson Yansha Department Store Limited Company, in which Mr. LI Siu Nam has an 80% interest, for the leasing of certain shop premises from 1st floor to 3rd floor of the shopping mall of Henderson Centre in Beijing, the People's Republic of China, for a term of three years at the rent to be calculated on the basis mentioned below. Mr. LI Siu Nam is the brother of Dr. LEE Shau Kee, the chairman of the Company. As Mr. LI Siu Nam is a connected person of the Company, the Tenancy Agreement constitutes a continuing connected transaction of the Company under the Listing Rules.

The directors (including independent non-executive directors) of the Company consider that the Tenancy Agreement was negotiated on an arm's length basis and was entered into on normal commercial terms and in the ordinary course of business of Beijing Henderson Properties Co., Ltd. and Beijing Henderson Yansha Department Store Limited Company and the terms of the Tenancy Agreement are fair and reasonable for Beijing Henderson Properties Co., Ltd.

Since the maximum amount of the annual rental represented by 8% on the estimated turnover has been estimated at RMB20,440,000, which is less than 3 per cent of the consolidated net tangible asset value of the Company as specified in Chapter 14 of the Listing Rules, the Company is only required under Rule 14.25(1) of the Listing Rules to disclose the Transaction by way of this press announcement and the inclusion of the information in relation thereto in the next published annual report and accounts of the Company. The Company will take appropriate steps to ensure compliance with the provisions of Chapter 14A of the Revised Listing Rules.

The directors of the Company announce that Beijing Henderson Properties Co., Ltd., in which Henderson China Holdings Limited ("Henderson China"), a 65.32% owned subsidiary of the Company, has an attributable 75% interest, has on 30th March, 2004 entered into a Tenancy Agreement with Beijing Henderson Yansha Department Store Limited Company, in which Mr. LI Siu Nam has an 80% interest, for the leasing of certain shop premises from 1st floor to 3rd floor of the shopping mall of Henderson Centre in Beijing, the People's Republic of China, for a term of three years at the rent to be calculated on the basis mentioned below. Mr. LI Siu Nam is the brother of Dr. LEE Shau Kee, the chairman of the Company. As Mr. LI Siu Nam is a connected person of the Company, the Tenancy Agreement constitutes a continuing connected transaction of the Company under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited which were in force as at the date of the Tenancy Agreement ("Listing Rules").

Information regarding the Tenancy Agreement

Date of Tenancy Agreement:	30th March, 2004
Landlord:	Beijing Henderson Properties Co., Ltd., in which Henderson China, a 65.32% owned subsidiary of the Company, has an attributable 75% interest.
Tenant:	Beijing Henderson Yansha Department Store Limited Company, in which Mr. LI Siu Nam has an 80% interest.
Premises:	Certain shop premises from 1st floor to 3rd floor of the shopping mall of Henderson Centre, No. 18 Jianguomen Nei Avenue, Dong Cheng District, Beijing, the People's Republic of China (the "Shop Premises"). The total area of the Shop Premises is approximately 13,600 square metres.
Usages:	The Shop Premises are used for shopping arcade.
Lease Term:	Three years commencing on 1st April, 2004 and expiring on 31st March, 2007.
Rent:	(a) The monthly rent shall be an amount equal to 8% of the Tenant's monthly turnover;
	(b) the Tenant shall, prior to the 5th day of each month, submit to the Landlord its statements containing the information of the preceding month's turnover of the Tenant, after which the Tenant shall settle the rent of such preceding month as endorsed by the Landlord within 5 days from the date of such endorsement;
	(c) during the term of the lease, the Tenant shall for every 12-month period submit to the Landlord, a statement showing the total turnover in respect of such 12-month period, together with an audit report from a PRC auditor certifying that the total turnover stated therein is true and correct; and
	(d) the rent is inclusive of management and air-conditioning fees, promotional expenses, but does not include any car-parking fees, telephone, electricity, water and gas charges, thermal supply charges and cleaning service fees as well as any taxes charged by government, etc.

General:

DTZ Debenham Tie Leung Limited, an independent professional property valuer appointed by Henderson China, has advised Henderson China on 30th March, 2004 that the rent represented by 8% on the estimated turnover and other terms and conditions of the Tenancy Agreement are on normal commercial terms, fair and reasonable so far as the shareholders of Henderson China are concerned and in the interest of Henderson China.

For the Company, the Tenancy Agreement constitutes a continuing connected transaction (the "Transaction") under the Listing Rules. However, since the maximum amount of the annual rental represented by 8% on the estimated turnover has been estimated at RMB20,440,000, which is less than 3 per cent of the consolidated net tangible asset value of the Company as specified in Chapter 14 of the Listing Rules, the Company is only required under Rule 14.25(1) of the Listing Rules to disclose the Transaction by way of this press announcement and the inclusion of the information in relation thereto in the next published annual report and accounts of the Company. The directors (including independent non-executive directors) of the Company consider that the Tenancy Agreement was negotiated on an arm's length basis and was entered into on normal commercial terms and in the ordinary course of business of Beijing Henderson Properties Co., Ltd. and Beijing Henderson Yansha Department Store Limited Company and the terms of the Tenancy Agreement are fair and reasonable for Beijing Henderson Properties Co., Ltd. The Company will take appropriate steps to ensure compliance with the provisions of Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited concerning continuing connected transactions, which came into effect on 31st March, 2004 (the "Revised Listing Rules").

The Company is an investment holding company and the principal activities of its subsidiaries are property development, property leasing, finance, building construction, infrastructure business, hotel operation, department store operation, project management, property management and investment holding.

Henderson China is an investment holding company and the principal activities of its subsidiaries are property development and investment, project management, property management, finance and investment holding in the People's Republic of China.

As at the date of this announcement, the board of directors of the Company comprises Lee Shau Kee, Lo Tak Shing, Lee Ka Kit, Colin Lam Ko Yin, Woo Po Shing, Lee Tat Man, Leung Hay Man, Angelina Lee Pui Ling, Kan Fook Yee, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam.

By Order of the Board
John YIP Ying Chee